February 13, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Aisha Adegbuyi, Attorney Advisor

Re:	South Plains Financial, Inc. Registration Statement on Form S-4 Filed January 30, 2026 File No. 333-293068 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), South Plains Financial, Inc., a Texas corporation (the “Registrant”), hereby requests acceleration by the U.S. Securities and Exchange Commission of the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”).  The Registrant respectfully requests that the Registration Statement become effective under the Securities Act as of 4:00 p.m., Eastern Time, on Wednesday, February 18, 2026, or as soon thereafter as practicable.

Please contact Heather A. Eastep of Hunton Andrews Kurth LLP, the Registrant’s counsel, at (202) 955-1954 with any questions you may have concerning this request.  In addition, please notify Mrs. Eastep when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

SOUTH PLAINS FINANCIAL, INC.

By:	/s/ Curtis C. Griffith
Name:	Curtis C. Griffith
Title:	Chairman and Chief Executive Officer

cc:	Heather A. Eastep, Hunton Andrews Kurth LLP Curtis C. Griffith, South Plains Financial, Inc.